Exhibit 99.1

iOThree Limited Announces 1-for-10 Reverse Share Split

Singapore, November 6, 2025 - iOThree Limited (Nasdaq: IOTR, the “Company”), today announced that the shareholders and the board of directors of the Company approved a one-for-ten reverse share split of the Company’s issued and unissued ordinary shares (the “Ordinary Shares”), class A shares, and preferred shares. Beginning November 10, 2025, the Company’s Ordinary Shares will be trading on a split-adjusted basis under the same symbol “IOTR” but with a new CUSIP number, G4940T112, and a new par value of $0.0625 per share.

As a result of the reverse share split, each ten Ordinary Shares outstanding will automatically combine and convert to one issued and outstanding Ordinary Share without any action on the part of shareholders who hold their shares in brokerage accounts or “street name.” Shareholders holding certificates of Ordinary Shares are expected to receive instructions from the Company’s transfer agent, Broadridge Corporate Issuer Solutions, Inc., regarding procedures for exchanging share certificates. All outstanding warrants to purchase the Company’s Ordinary Shares will be adjusted proportionately as a result of the reverse share split. No fractional shares will be issued as a result of the reverse share split, and instead, all such fractional shares resulting from the reverse share split will be rounded up to the nearest whole share.

The reverse share split is intended to increase the per share trading price of the Ordinary Shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. Prior to the reverse share split, the Company has 7,333,257 Ordinary Shares and 18,316,743 class A shares issued and outstanding, and no preferred shares outstanding. Following the reverse share split, the Company will have approximately 733,326 Ordinary Shares and 1,831,675 class A shares issued and outstanding, exclusive of shares issuable under outstanding warrants, and the Company will have 70,000,000 authorized Ordinary Shares, 9,000,000 authorized class A shares and 1,000,000 authorized preferred shares.

About iOThree Limited

iO3 is a leading provider of maritime digital technologies, offering a comprehensive range of solutions and services to optimize vessel operations, enhance safety, and improve overall efficiency. With a commitment to driving digital innovation in the maritime industry, iO3 empowers shipowners to adapt to evolving market demands and embrace the benefits of advanced technologies. For further information, visit www.io3.sg and https://www.linkedin.com/company/io3-pte-ltd.

Safe Harbor Statement

Certain statements in this release constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “forecast,” “project,” “intend,” “expect,” “plan,” “should,” “would,” and similar expressions and all statements, which are not historical facts, are intended to identify forward-looking statements. These forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors, any of which could cause the Company to not achieve some or all of its goals or the Company’s previously reported actual results, performance (finance or operating), including those expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”), copies of which may be obtained from the SEC’s website at www.sec.gov. The Company assumes no, and hereby disclaims any, obligation to update the forward-looking statements contained in this press release, other than as required by applicable law.

For further information, please contact:

iOThree Limited

Investor Relations: ir@io3.sg